Exhibit 12

GATX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2009	2008	2007	2006	2005
	In millions, except ratios

Earnings available for fixed charges:
Income from continuing operations before income taxes	$107.9	$267.6	$255.4	$220.9	$166.3
Add (deduct):
Share of affiliates’ earnings, net of distributions received	7.0	(34.4)	(36.3)	(39.9)	(33.5)
Total fixed charges	236.9	230.2	230.7	244.8	229.4

Total earnings available for fixed charges	$351.8	$463.4	$449.8	$425.8	$362.2

Fixed charges:
Interest expense	$168.0	$151.6	$141.4	$143.6	$114.5
Capitalized interest	—	—	0.1	0.1	—
Interest portion of operating lease expense	68.8	78.5	89.1	101.0	114.8
Preferred dividends on pre-tax basis	0.1	0.1	0.1	0.1	0.1

Total fixed charges	$236.9	$230.2	$230.7	$244.8	$229.4

Ratio of earnings to fixed charges	1.49	2.01	1.95	1.74	1.58

113